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EXHIBIT 12.1

THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
FIVE YEARS ENDED SEPTEMBER 29, 2007
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Fiscal Year Ended
	2007	2006	2005	2004	2003
EARNINGS
Income from continuing operations before income taxes, minority interests and cumulative effects of accounting changes	$7,725	$5,324	$3,811	$3,545	$2,053
Equity in the income of investees	(485)	(473)	(483)	(372)	(334)
Dividends	420	458	402	408	340
Interest expense, amortization of debt discounts and premium on all indebtedness and amortization of capitalized interest	801	769	654	667	698
Imputed interest on operating leases (estimated to be one-third of rental expense)	161	152	161	173	176

TOTAL EARNINGS	$8,622	$6,230	$4,545	$4,421	$2,933

FIXED CHARGES
Interest expense and amortization of debt discounts and premium on all indebtedness	$746	$706	$605	$629	$666
Capitalized interest	37	30	77	47	33
Imputed interest on operating leases	161	152	161	173	176

TOTAL FIXED CHARGES	$944	$888	$843	$849	$875

RATIO OF EARNINGS TO FIXED CHARGES	9.1	7.0	5.4	5.2	3.4

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  EXHIBIT 12.1
THE WALT DISNEY COMPANY RATIO OF EARNINGS TO FIXED CHARGES FIVE YEARS ENDED SEPTEMBER 29, 2007 (AMOUNTS IN MILLIONS, EXCEPT RATIOS)